

July 23, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Roundhill ETF Trust
        Issuer CIK: 0001976517
        Issuer File Number: 333-273052 / 811-23887
        Form Type: 8-A12B
        Filing Date: July 23, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Roundhill
AVGO WeeklyPay ETF, Roundhill MSTR WeeklyPay ETF, Roundhill GOOGL WeeklyPay ETF,
Roundhill AMD WeeklyPay ETF and Roundhill MSFT WeeklyPay ETF under the Exchange Act
of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications